Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006

July 11, 2008

VIA EDGAR CORRESPONDENCE AND FAX

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Merrimac Industries, Inc.
Form 10-K for the fiscal year ended December 29, 2007
Filed March 28, 2008
File No. 001-09970

Dear Mr. Webb:

Reference is made to your letter of June 16, 2008. On behalf of Merrimac Industries, Inc., set forth below are both the comments from your letter and our responses.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1.	Please refer to our prior comment 1 and note we have the following additional concerns.

•
We note from your response that “...[you] recognize NRE fees under these circumstances upon reaching contractually established stages of completion.” Describe to us the types of contracts you label as (for the performance of) nonrecurring engineering services (for example, firm-fixed contract, cost plus fixed fees contract). For each type of contract, explain to us how you determine the amount of revenue to recognize at each established stage of completion, and how and when you account for the related costs. Also in this regard, we note from your response that you have entered into two-phase contracts for non-recurring engineering services. Explain to us whether the two phases you discussed in your response are based on terms outlined and agree to in one contract or two mutually exclusive contractual agreements that each require separate accounting.

Our revenues are derived from sales categorized as follows:

•	Customized products which include billable, non-recurring engineering services (“NRE”) with subsequent production and delivery of units under firm-fixed price contracts
•
Customized products which include billable, non-recurring engineering services for the development and shipment of a prototype with subsequent production and delivery of units under firm-fixed price contracts

•	Design, documentation and production projects for the manufacture of a series of complex components under long-term firm-fixed price contracts
•	Off-the-shelf, standard products

We intend to provide additional descriptions of the types of contracts we enter into, how we determine the amount of revenue to recognize, how and when we account for related costs in our future filings to clarify that we recognize revenues from all sales derived from contracts pursuant to SOP 81-1. Based on our current circumstances, our revenue recognition policy would be stated as follows:

We derive our revenues from sales of the following: customized products, which include amounts billable for non-recurring engineering services and in some instances the production and delivery of prototypes, and the subsequent production of delivery of units under short-term, firm-fixed price contracts; the design, documentation, production and delivery of a series of complex components under long-term firm-fixed price contracts; and the delivery of off-the-shelf, standard products.

The Company accounts for all contracts, except for the sale of off-the-shelf standard products, in accordance with AICPA Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

We recognize all amounts billable under short-term contracts involving non-recurring engineering services for customization of products in net sales and all related costs in cost of sales under the completed-contract method when the customized units are delivered. We periodically enter into contracts with customers for the development and delivery of a prototype prior to the shipment of units. Under those circumstances, we recognize all amounts billable for non-recurring engineering services in net sales and all related costs in cost of sales when the prototype is delivered and recognize all of the remaining amounts billable and the related costs when the units are delivered.

Periodically, the Company has complex, long-term contracts for the engineering design, development and production of space electronics products for which revenue is recognized under the percentage-of-completion method. Sales and related contract costs for design and documentation services under this type of contract are recognized based on the cost-to-cost method. Sales and related contract costs for products delivered under these contracts are recognized on the units-of-delivery method.

Pursuant to SOP 81-1, anticipated losses on all contracts are charged to operations in the period when the losses become known.

Sales of off-the-shelf, standard products and related costs of sales are recorded when title transfers to the customer, which is generally on the date of shipment, provided persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection of the related receivable is probable.

Our contracts we label as involving the performance of nonrecurring engineering services are single, short-term, firm-fixed contracts. All revenue specified in the contract for NRE services and units shipped and the related costs (materials, labor and overhead applied on the basis of direct labor) for contracts that do not involve the development and shipment of a prototype are recognized when the units are shipped. All revenue specified in the contract for NRE services and the related costs (materials, labor and overhead applied on the basis of direct labor) for contracts that involve the development and shipment of a prototype (the first phase of the contract) are recognized when the prototype is shipped and the remaining revenue and costs are recognized when the production units are shipped (the second phase of the contract).

•
Also in this regard, we note in your response that you indicate NRE "fees" are recognized. Please clarify what you mean by "fees". Specifically, tell us if fees represent gross revenues, gross profit or something else.

NRE fees represent the gross amounts billable, as specified in each contract, for the services needed to design and/or customize products. Such fees are recognized in gross revenues (“Net Sales”).

•
We note you concluded that SOP 81-1 is not applicable to your non-recurring engineering services contracts except for one contract, yet it is still not clear to us how you reached such conclusion. Please clarify for us why you concluded that your revenue recognition based on established stages of completions not within the scope of SOP 81-1. Please refer to paragraphs 11-15 of SOP 81-1.

We have reconsidered the provisions of SOP 81-1 and agree that it applies to all our contract revenues, except for the sale of off-the-shelf standard products, and is the accounting guidance that we follow.

•
You responded that SAB Topic 13A is applicable guidance to your revenue recognition except for one contract, yet you continuously described that "Anticipated losses on such contracts are charged to operations in the period when the losses become known" in your proposed disclosure. Please explain to us which specific guidance in SAB Topic 13A permits you to account for anticipated losses to operations in the period when the losses become known. Also quantify the amount of the anticipated losses recorded in your financial statements as of December 29, 2007 and March 28, 2008 for the contracts that you are recognizing revenue under SAB Topic 13A.

In circumstances where we have recognized that the costs incurred would exceed the revenues on all contracts, we have been providing for the loss on these contracts. We believe this is appropriate in applying SOP 81-1. We recorded charges for anticipated losses of $202,000 and $127,000 for the year ended December 29, 2007 and the three months ended March 29, 2008, respectively.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (888-575-1300, x1300) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended December 29, 2007.

Very truly yours,

/s/ Robert V. Condon
Robert V. Condon
Vice President, Finance and Chief Financial Officer

Tel: 888-575-1300, Ext. 1300
Fax: 973-882-5981

cc: Andri Boerman, Staff Accountant